Filed by Seven Seas Petroleum Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Seven Seas Petroleum Inc. Registration No. 333-53470


                     [Seven Seas letterhead]


                        February 16, 2001


Dear Seven Seas Shareholder,

By now you should have received the proxy materials for our February 28, 2001 Annual and Special Shareholders' Meeting, including an information circular and a proxy card regarding three proposals:

  1)   Re-election of directors
  2)   Approval of Seven Seas' continuation from the Yukon
       Territory in Canada to the Cayman Islands
  3)   Ratification of our independent accountants for the year
       2000

Your immediate attention to these proposals is very important, and I urge you to take advantage of your right to vote.

Please note that your broker cannot vote your shares on Proposal
2, the continuation, unless you provide specific voting instructions. Please follow the instructions provided with your proxy materials to vote by telephone, internet or proxy card to ensure that your votes are counted.

If you have any questions about the proposals, you may contact
Bryan B. Sanchez, at (713) 622-8218, or our proxy solicitor, Morrow & Co., at (800) 965-1059.


                                   Sincerely,

                                   ROBERT A. HEFNER III

                                   Robert A. Hefner III
                                   Chairman of the Board and
                                   Chief Executive Officer